February 12, 2007

Matthew J. Maulbeck
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C.  20549

RE:    INDEPENDENCE TAX CREDIT PLUS L.P.
       FORM 10-K FOR THE YEAR ENDED MARCH 31, 2006
       FILED JUNE 22, 2006
       FILE NO. 033-37704

Dear Mr. Maulbeck:

This letter is in response to the comments in your letter to Alan P. Hirmes dated February 5, 2007 with respect to the Form 10-K for the year ended March 31, 2006 (the "2006 Form 10-K") for Independence Tax Credit Plus L.P. (the "Partnership").

FORM 10-K FOR THE YEAR ENDED MARCH 31, 2006
-------------------------------------------

NOTE 11 - COMMITMENTS AND CONTINGENCIES, PAGE 64
------------------------------------------------

1. WE NOTE YOUR RESPONSE TO COMMENT 1. BASED ON YOUR RESPONSE, WE ARE STILL UNCLEAR WHETHER YOU TESTED THE LONG-LIVED ASSETS OF THE CREATIVE CHOICE HOMES II PARTNERSHIP FOR IMPAIRMENT IN LIGHT OF THE OPERATING LOSSES INCURRED IN 2005 AND 2004 AND THE GUIDANCE OF PARAGRAPH 8E OF SFAS 144. CONFIRM FOR US THAT THE PARTNERSHIP WAS TESTED FOR IMPAIRMENT AT YEAR END, AND WHETHER THE UNDISCOUNTED CASH FLOW ANALYSIS INDICATED THAT THE ASSETS HAD NOT BEEN IMPAIRED. INCLUDE IN YOUR RESPONSE A SUMMARY OF THE ASSUMPTIONS USED TO PERFORM THE TEST.

     Creative Choice Homes II Partnership ("CCII") was tested for impairment for the year ended 2005 wherein an analysis of the undiscounted cash flows plus the estimated amounts for the sale of the property exceeded the carrying amount of the property. CCII had received an offer and letter of intent in November of 2005 (which management allowed to expire) to purchase the property with a purchase price in excess of the carrying amount. In addition, the undiscounted cash flow analysis yielded a positive operating cash flow. Thus, the analysis indicated that the carrying amount of CCII was recoverable.


If you have any questions or need further information, please do not hesitate to contact me at the number indicated above. We hope that our responses to the Staff's concerns are found to be adequate.

                                      Very truly yours,

                                      Independence Tax Credit Plus L.P.

                                      By: Related Independence
                                          Associates L.P., General Partner

                                          By: Related Independence
                                              Associates Inc., General Partner


                                              By: /s/ Alan P. Hirmes
                                                  ------------------
                                                  Alan P. Hirmes,
                                                  Director and President
                                                  (Chief Executive Officer and
                                                  Chief Financial Officer)


Cc:  Robert F. Telewicz, Jr., Senior Staff Accountant